FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of May, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







                             HSBC HOLDINGS PLC
                        FIRST INTERIM DIVIDEND FOR 2007
                           SCRIP DIVIDEND ALTERNATIVE

On 30 April 2007, the Directors of HSBC Holdings plc declared a first interim dividend for 2007 of US$0.17 per ordinary share payable on 5 July 2007 to shareholders on the Register on 18 May 2007. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies and (subject to shareholders at the Annual General Meeting to be held on 25 May 2007 authorising the Board to continue the scrip dividend scheme) with a scrip dividend alternative. The 'Market Value' for the issue of new shares under the scrip dividend alternative is:

                         US$18.4375 for each new share

The 'Market Value' is the United States dollar equivalent of GBP9.352 being the average of the middle market quotations for the ordinary shares on the London Stock Exchange as derived from the Daily Official List for the five business days beginning on 16 May 2007 (the day on which the shares were first quoted ex-dividend).

Dividends payable in cash in sterling or Hong Kong dollars on 5 July 2007 will be converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 25 June 2007. These exchange rates will be announced to the London, Hong Kong, New York, Paris and Bermuda stock exchanges.

Particulars of the dividend arrangements will be mailed to shareholders on or about 30 May 2007, and elections must be received by the Registrars by 20 June 2007.

R G Barber
Group Company Secretary
HSBC Holdings plc

Note to editors:

HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through around 10,000 offices in 82 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$1,861 billion at 31 December 2006, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.









                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  23 May, 2007